Exhibit 21.1

SUBSIDIARIES OF VISTULA COMMUNICATIONS SERVICES, INC.

Vistula Limited, a company incorporated under the laws of England and Wales

Cardlink Services Limited, a company incorporated under the laws of Scotland

Vistula USA, Inc., a corporation incorporated under the laws of the State of Delaware

Vistula Communications Services SA (Pty) Ltd., a company organized under the laws of South Africa (60% owned by Vistula Communications Services, Inc.)